

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 1, 2010

Gregory A. Bloom
President, Chief Executive Officer and Chief Financial Officer
Imagine Media, Ltd.
1155 Sherman Street, Suite 307
Denver, CO 80203

Re: Imagine Media, Ltd.
Form 10-K for the fiscal year ended December 31, 2008
Filed April 15, 2009
File No. 000-53316

Dear Mr. Bloom:

        We have reviewed your responses to the comments in our letter dated September 16, 2009 and have the following additional comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Compensation Discussion and Analysis, page 28

1. We note your response to our prior comment 4 and reissue our comment. Please confirm to us that in future filings you will revise your Compensation Discussion and Analysis section so that it provides an accurate discussion of the actual compensation awarded to the named executive officer(s). To the extent compensation is determined through performance targets and benchmarking to peer companies, please confirm to us that you will disclose these performance targets and provide a list of companies to which you benchmark.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3574.

Regards,

Julie F. Rizzo
Attorney-Advisor